Exhibit 99.1

BEST Inc. Announces Unaudited Fourth Quarter and Fiscal Year 2018 Financial Results

HANGZHOU, China, March 5, 2019 — BEST Inc. (NYSE: BEST) (“BEST” or the “Company”), a leading integrated smart supply chain solutions provider, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2018.

“We are very pleased to report an excellent fourth quarter in which BEST reached an important milestone. While recording a small net loss, Company achieved non-GAAP net profit for the first time. In fiscal 2018, BEST delivered solid revenue growth, strong market share gain and margin improvement, and excellent performance in growth initiatives,” said Johnny Chou, Chairman and Chief Executive Officer of BEST. “Looking ahead to 2019, we will continue to execute our long term strategy of building the leading smart supply chain and logistics platform to benefit our ever growing ecosystem in the digital economy. We will focus on market share gain, operating efficiency, technology adoption, customer experience and profitability, while continuing to invest for the future.”

“We delivered strong results for the fourth quarter and fiscal year 2018. For the quarter, our revenue increased by 38.3% year-over-year to over RMB9.0 billion, beating the top end of our revenue guidance. Company’s net loss was reduced by 82.5% to RMB24.0 million and we achieved non-GAAP net profit of RMB20.1 million,” said Alice Guo, BEST’s Chief Accounting Officer and Senior Vice President of Finance. “Company recorded positive EBITDA and adjusted EBITDA for the third consecutive quarter, with EBITDA of RMB109.0 million and adjusted EBITDA of RMB150.1 million. Net cash generated from operating activities was RMB729.0 million for the quarter and our cash and cash equivalents, restricted cash and short-term investments were RMB4.0 billion at year end. Our healthy balance sheet gives us the resources and flexibility to accomplish our business and strategic objectives.”

FINANCIAL HIGHLIGHTS

Table 1 — Summary of Financial Results (1)

	Three Months Ended		% Change		Fiscal Year Ended		% Change
(RMB million, except for %)	December 31, 2017	December 31, 2018	YoY		December 31, 2017	December 31, 2018	YoY
Revenue	6,531	9,036	38.3%		19,990	27,961	39.9%
Express	4,347	5,943	36.7%		12,786	17,703	38.5%
Freight	964	1,217	26.2%		3,178	4,103	29.1%
Supply Chain Management	530	686	29.5%		1,601	2,074	29.6%
Store+	592	616	4.0%		2,226	2,845	27.8%
Others (2)	98	574	482.5%		199	1,236	523.5%
Gross Profit	288	524	81.7%		486	1,441	196.8%
Gross Profit Margin	4.4%	5.8%	1.4	ppts	2.4%	5.2%	2.8	ppts
Express	4.4%	5.2%	0.8	ppts	2.7%	4.4%	1.7	ppts
Freight	(0.1)%	5.7%	5.8	ppts	(5.8)%	3.8%	9.6	ppts
Supply Chain Management	3.1%	3.9%	0.8	ppt	6.1%	5.0%	(1.1	)ppts
Store+	9.1%	10.5%	1.4	ppts	6.9%	9.0%	2.1	ppts
Others	30.7%	9.2%	(21.5	)ppts	34.3%	11.2%	(23.1	)ppts
Net Loss	(137)	(24)	(82.5)%		(1,228)	(508)	(58.6)%
Net Loss Margin	(2.1)%	(0.3)%	1.8	ppts	(6.1)%	(1.8)%	4.3	ppts
Non-GAAP Net (Loss)/Profit (3) (4)	(116)	20	n/m		(923)	(452)	(51.0)%
Non-GAAP Net (Loss)/Profit Margin	(1.8)%	0.2%	2.0	ppts	(4.6)%	(1.6)%	3.0	ppts
Adjusted EBITDA (4)(5)	(24)	150	n/m		(583)	(18)	(96.9)%
Adjusted EBITDA Margin	(0.4)%	1.7%	2.1	ppts	(2.9)%	(0.1)%	2.8	ppts

For the Quarter Ended December 31, 2018:

•                  Revenue was RMB9,035.6 million (US$1,314.2 million), an increase of 38.3% year-over-year (“YoY”).

•                  Express Service Revenue increased 36.7% YoY to RMB5,943.4 million (US$864.4 million).

•                  Freight Service Revenue increased 26.2% YoY to RMB1,216.6 million (US$176.9 million).

•                  Supply Chain Management Service Revenue increased 29.5% YoY to RMB685.8 million (US$99.7 million).

•                  Store+ Service Revenue increased 4.0% YoY to RMB615.6 million (US$89.5 million).

•                  Others Service Revenues increased 482.5% YoY to RMB574.3 million (US$83.5 million).

•                      Gross Profit was RMB524.1 million (US$76.2 million), an increase of 81.7% YoY; and Gross Profit Margin was 5.8%, an improvement of 1.4 percentage points YoY.

(1) All numbers presented have been rounded to the nearest integer, and year-over-year comparisons are based on figures before rounding.

(2) Others include BEST Global, BEST Capital, BEST UCargo and other new initiatives.

(3) Non-GAAP net profit and non-GAAP net loss represent net profit and net loss, respectively, excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and fair value change of equity investments.

(4) See the sections entitled “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(5) EBITDA represents net loss excluding depreciation, amortization, interest expense and income tax expense and minus interest income. Adjusted EBITDA represents EBITDA excluding share-based compensation expenses and fair value change of equity investments.

•                      Net Loss was RMB24.0 million (US$3.5 million), a decrease of 82.5% YoY; and Non-GAAP Net Profit  was RMB20.1 million (US$2.9 million), compared to Non-GAAP Net Loss of RMB115.6 million in the same period of 2017.

•                      Diluted EPS (6) was negative RMB0.06 (US$0.01) and Non-GAAP diluted EPS (4)(7) was RMB0.05 (US$0.01).

•                      EBITDA was RMB109.0 million (US$15.9 million), compared to negative RMB42.3 million in the same period of 2017; and Adjusted EBITDA was RMB150.1 million (US$21.8 million), compared to negative RMB24.0 million in the same period of 2017.

•                      Net Cash Generated From Operating Activities was RMB729.0 million (US$106.0 million), compared to negative RMB9.3 million in the same period of 2017.

For the Fiscal Year Ended December 31, 2018:

•                  Revenue was RMB27,961.0 million (US$4,066.8 million), an increase of 39.9% YoY.

•                  Express Service Revenue increased 38.5% YoY to RMB17,702.9 million (US$2,574.8 million).

•                  Freight Service Revenue increased 29.1% YoY to RMB4,102.6 million (US$596.7 million).

•                  Supply Chain Management Service Revenue increased 29.6% YoY to RMB2,074.4 million (US$301.7 million).

•                  Store+ Service Revenue increased 27.8% YoY to RMB2,845.0 million (US$413.8 million).

•                  Others Service Revenues increased 523.5% YoY to RMB1,236.1 million (US$179.8 million).

•                      Gross Profit was RMB1,441.1 million (US$209.6 million), an increase of 196.8% YoY; and Gross Profit Margin was 5.2%, an improvement of 2.7 percentage points YoY.

•                      Net Loss was RMB508.4 million (US$73.9 million), a decrease of 58.6% YoY; and Non-GAAP Net Loss was RMB451.9 million (US$65.7 million), a decrease of 51.1% YoY.

•                      Diluted EPS was negative RMB1.32 (US$0.19) and Non-GAAP diluted EPS was negative RMB1.17 (US$0.17).

•                      EBITDA was negative RMB62.7 million (US$9.1 million), compared to negative RMB882.2 million in the same period of 2017; and Adjusted EBITDA was negative RMB18.2 million (US$2.6 million), compared to negative RMB583.2 million in the same period of 2017.

(6) Diluted earnings per share, or Diluted EPS, is calculated by dividing net profit attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period.

(7) Non-GAAP diluted earnings per share, or non-GAAP diluted EPS, represents diluted earnings per share excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and fair value change of equity investments.

•                      Net Cash Generated From Operating Activities was RMB637.2 million (US$92.7 million), compared to RMB25.6 million in 2017.

BUSINESS HIGHLIGHTS

BEST Express:

Table 2 — BEST Express Key Operating Metrics (8)

	Three Months Ended		% Change		Fiscal Year Ended		% Change
	December 31, 2017	December 31, 2018	YoY		December 31, 2017	December 31, 2018	YoY
Parcel Volume (in ‘000)	1,270,168	1,868,489	47.1%		3,769,385	5,470,092	45.1%
BEST Express Market Share (9) (%)	10.0%	11.7%	1.7	ppts	9.4%	10.8%	1.4	ppts
Average Revenue Per Parcel (RMB)	3.42	3.18	(7.1)%		3.39	3.24	(4.6)%
Average Cost Per Parcel (RMB)	3.27	3.01	(7.9)%		3.30	3.09	(6.3)%
Gross Profit per Parcel (RMB)	0.15	0.17	11.7%		0.09	0.14	54.6%
Hubs & Sortation Centers (as of period end)	145	106	(26.9)%		145	106	(26.9)%

•                 The Company increased its express market share to 11.7% in the fourth quarter of 2018, compared to 10.0% in the same period of 2017. In the fourth quarter of 2018, parcel volume increased by 47.1% YoY, compared to an industry-wide YoY growth rate of 26.1%(10). In fiscal year 2018, parcel volume increased by 45.1% YoY, compared to an industry-wide YoY growth rate of 26.6% (9).

•                  The reduction in average cost per parcel continued to outpace the decrease in average revenue per parcel, leading to continued improvements in gross profit per parcel. Gross profit per parcel was RMB0.17 (US$0.02) in the fourth quarter of 2018, an increase of 11.7% compared to the same period of 2017. In fiscal year 2018, gross profit per parcel was RMB0.14 (US$0.02), an increase of 54.6% compared to 2017.

(8) All numbers presented have been rounded to the nearest integer, tenth, or hundredth, and year-over-year comparisons are based on figures before rounding.

(9) Express market share calculated as the Company’s parcel volume as a percentage of aggregate national express delivery parcel volume for the relevant period, based on data published by State Post Bureau of the PRC.

(10) Based on data published by State Post Bureau of the PRC.

•                  For October 2018 data, see State Post Bureau of the PRC Published Post Industry Operation Statistics for October 2018, State Post Bureau of the PRC, November 13, 2018, available in Chinese at http://www.spb.gov.cn/xw/dtxx_15079/201811/t20181113_1695034.html

•                  For November 2018 data, see State Post Bureau of the PRC Published Post Industry Operation Statistics for November 2018, State Post Bureau of the PRC, December 11, 2018, available in Chinese at http://www.spb.gov.cn/xw/dtxx_15079/201812/t20181211_1715374.html

•                  For December 2018 data, see State Post Bureau of the PRC Published Post Industry Operation Statistics for December 2018, State Post Bureau of the PRC, January 16, 2019, available in Chinese at http://www.spb.gov.cn/xw/dtxx_15079/201901/t20190116_1746179.html

•                  For full year 2018 data, see State Post Bureau of the PRC Published Post Industry Operation Statistics for December 2018, State Post Bureau of the PRC, January 16, 2019, available in Chinese at http://www.spb.gov.cn/xw/dtxx_15079/201901/t20190116_1746179.html

•                  Improved operational efficiency by ongoing network optimization, investment in automation and digitization:

•                  Further reduced the total number of hubs and sortation centers by 26.9% YoY to 106.

•                  Achieved 99.7% digital waybill usage.

•                  Continued to invest in and upgrade the automation system in major hubs and sortation centers. Added ten high-speed automated sorting and 283 dimension and weight scanning systems during the fourth quarter of 2018.

BEST FREIGHT:

Table 3 — BEST Freight Key Operating Metrics (8)

	Three Months Ended		% Change	Fiscal Year Ended		% Change
	December 31, 2017	December 31, 2018	YoY	December 31, 2017	December 31, 2018	YoY
Freight Volume (Tonne in ‘000)	1,237	1,605	29.7%	4,316	5,430	25.8%
Average Revenue per Tonne (RMB)	779.0	758.0	(2.7)%	736.3	755.5	2.6%
Average Cost Per Tonne (RMB)	780.1	714.9	(8.4)%	779.1	726.7	(6.7)%
Gross Profit Per Tonne (RMB)	(1.1)	43.1	n/m	(42.8)	28.8	n/m
Hubs & Sortation Centers (as of period end)	132	111	(15.9)%	132	111	(15.9)%
Last-mile Service Stations (As of Period End)	9,539	13,804	44.7%	9,539	13,804	44.7%

•                  The Company achieved solid volume growth, with freight volume increased by 29.7% YoY in the fourth quarter of 2018 and 25.8% YoY in fiscal year 2018.

•                  In the fourth quarter of 2018, gross profit margin increased by 5.8 percentage points YoY to 5.7%. In fiscal year 2018, gross profit margin increased by 9.6 percentage points YoY to 3.8%.

•                  Continued to optimize freight network to improve operating efficiency and reduce costs:

•                  Reduced total number of hubs and sortation centers by 15.9% YoY to 111, which contributed to lower transportation, labor and lease costs, and shortened delivery time.

•                  Expanded service coverage significantly by increasing the total number of franchisees-operated last-mile service stations by 44.7% YoY to 13,804.

BEST Supply Chain Management:

•                  In the fourth quarter of 2018, the total number of orders fulfilled by Cloud OFCs increased by 38.0% YoY to 83.6 million, of which the total number of orders fulfilled by franchised Cloud OFCs increased by 69.3% YoY to 28.8 million. In fiscal 2018, the total number of orders fulfilled by Cloud OFCs increased by 36.7% YoY to 246.7 million, of which the total number of orders fulfilled by franchised Cloud OFCs increased by 70.6% YoY to 82.3 million.

•                  Increased the total number of Cloud OFCs by 7.6% YoY to 352 as of December 31, 2018.

•                  Increased gross floor area (“GFA”) of Cloud OFCs by 17.8% YoY from 2.4 million square meters as of December 31, 2017 to 2.8 million square meters as of December 31, 2018, of which 1.0 million square meters were owned and operated by franchised OFCs.

BEST Store+:

•                  Focused on developing branded stores. The number of branded stores including franchised BEST-Neighbor and self-operated WoWo increased by 389.4% YoY to 1,840 as of December 31, 2018.

•                  The number of membership stores increased by 16.5% YoY to 423,636 as of December 31, 2018.

•                  In the fourth quarter of 2018, the total number of store orders fulfilled increased to 668,394, of which over 22.0% was fulfilled for branded stores. In fiscal year 2018, the total number of store orders fulfilled increased to 3,055,042, of which over 17.0% was fulfilled for branded stores.

Others:

•                  BEST UCargo:

•                  Increased the number of registered agents by approximately 49.0% YoY to over 4,500 as of December 31, 2018 from approximately 3,000 as of December 31, 2017; and increased the number of registered trucks by approximately 45.0% YoY to over 261,000 as of December 31, 2018 from approximately 180,000 as of December 31, 2017.

•                  In the fourth quarter of 2018, BEST UCargo platform increased the number of transactions by approximately 424.0% YoY to over 195,000, with revenue generated from external customers increased significantly to RMB466.8 million (US$67.9 million).

•                  BEST Global:

•                  Continued to develop cross border solutions and broaden service offerings in international markets. As of December 31, 2018, BEST Global served 15 countries and regions outside of mainland China.

•                  To further expand its footprint and capture growth opportunities in Southeast Asia, BEST Global launched its express delivery services in Thailand’s Greater Bangkok area in the fourth quarter of 2018. As of the date of this press release, the service has been expanded nationwide to provide affordable, fast and high-quality delivery services across Thailand with operation centers in Bangkok, Khon Kaen, Phitsanulok and Suratthani.

•                  BEST Capital:

•                  As of December 31, 2018, BEST Capital had provided cumulative total financing solutions to over 8,000 trucks, an increase of over 100.0% YoY.

FINANCIAL RESULTS

For the Quarter Ended December 31, 2018:

Revenue

The following table sets forth a breakdown of revenue by business segment for the periods indicated.

Table 4 — Breakdown of Revenue by Business Segment

	Three Months Ended
	December 31, 2017		December 31, 2018
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	% Change YoY
Express	4,347,485	66.6%	5,943,381	864,429	65.8%	36.7%
Freight	963,666	14.8%	1,216,582	176,945	13.5%	26.2%
Supply Chain Mgmt.	529,518	8.1%	685,752	99,738	7.6%	29.5%
Store+	591,743	9.1%	615,566	89,530	6.8%	4.0%
Others	98,592	1.5%	574,301	83,529	6.4%	482.5%
Revenue	6,531,004	100.0%	9,035,582	1,314,171	100.0%	38.3%

•                  Express Service Revenue increased by 36.7% YoY to RMB5,943.4 million (US$864.4 million) from RMB4,347.5 million, primarily due to 47.1% YoY increase in parcel volume.

•                  Freight Service Revenue increased by 26.2% YoY to RMB1,216.6 million (US$176.9 million) from RMB963.7 million, primarily due to 29.7% YoY increase in freight volume.

•                  Supply Chain Management Service Revenue increased by 29.5% YoY to RMB685.8 million (US$99.7 million) from RMB529.5 million, primarily due to an increase in fulfillment and transportation revenue from both existing and new customers.

•                  BEST Store+ Service Revenue increased by 4.0% YoY to RMB615.6 million (US$89.5 million) from RMB591.7 million, primarily due to an increase in merchandise sales to branded and membership stores.

•                  Others Service Revenues increased by 482.5% YoY to RMB574.3 million (US$83.5 million) from RMB98.6 million, primarily due to increased revenue generated from BEST UCargo’s external customers, BEST Global’s expanded operations and BEST Capital’s financing solutions to ecosystem participants.

Costs and Expenses

The following table sets forth a breakdown of cost of revenue by business segment for the periods indicated.

Table 5 — Breakdown of Cost of Revenue by Business Segment

	Three Months Ended
	December 31, 2017		December 31, 2018			% of Revenue
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	Change YoY
Express	(4,158,328)	95.6%	(5,632,518)	(819,216)	94.8%	(0.8	)ppts
Freight	(965,005)	100.1%	(1,147,338)	(166,873)	94.3%	(5.8	)ppts
Supply Chain Mgmt.	(513,090)	96.9%	(659,084)	(95,860)	96.1%	(0.8	)ppts
Store+	(537,885)	90.9%	(550,928)	(80,129)	89.5%	(1.4	)ppts
Others	(68,357)	69.3%	(521,658)	(75,872)	90.8%	21.5	ppts
Cost of Revenue	(6,242,665)	95.6%	(8,511,526)	(1,237,950)	94.2%	(1.4	)ppts

Cost of Revenue was RMB8,511.5 million (US$1,238.0 million) or 94.2% of revenue in the quarter ended December 31, 2018, compared to RMB6,242.7 million or 95.6% of revenue in the same quarter of 2017. The reduction of 1.4 percentage points in cost of revenue as a percentage of revenue was primarily attributable to increased operating leverage and continued efforts in cost reduction, network optimization and operational improvement.

The following table sets forth a breakdown of operating expenses and adjusted operating expenses by category for the periods indicated.

Table 6 — Breakdown of Operating Expenses and Adjusted Operating Expenses by Category

	Three Months Ended
	December 31, 2017		December 31, 2018			% of Revenue
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	Change YoY
Selling Expenses	(207,613)	3.2%	(238,084)	(34,628)	2.6%	(0.6	)ppts
Including SBC Expenses	(1,072)	0.0%	(2,028)	(295)	0.0%	(0.0	)ppts
Adjusted Selling Expenses	(206,541)	3.2%	(236,056)	(34,333)	2.6%	(0.6	)ppts
General and Administrative Expenses	(211,092)	3.2%	(273,490)	(39,777)	3.0%	(0.2	)ppts
Including SBC Expense	(14,080)	0.2%	(22,189)	(3,227)	0.2%	(0.0	)ppts
Adjusted General and Administrative Expenses	(197,012)	3.0%	(251,301)	(36,550)	2.8%	(0.2	)ppts
Research and Development Expenses	(28,956)	0.4%	(58,145)	(8,457)	0.6%	0.2	ppts
Including SBC Expense	(2,339)	0.0%	(2,449)	(356)	0.0%	(0.0	)ppts
Adjusted Research and Development Expenses	(26,617)	0.4%	(55,696)	(8,101)	0.6%	0.2	ppts
Total Operating Expenses	(447,661)	6.9%	(569,719)	(82,862)	6.3%	(0.6	)ppts
Including SBC Expense	(17,491)	0.3%	(26,666)	(3,878)	0.3%	(0.0	)ppts
Adjusted Total Operating Expenses	(430,170)	6.6%	(543,053)	(78,984)	6.0%	(0.6	)ppts

Selling Expenses were RMB238.1 million (US$34.6 million) or 2.6% of revenue in the quarter ended December 31, 2018, compared to RMB207.6 million or 3.2% of revenue in the same quarter of 2017. The decrease in selling expenses as a percentage of revenue was primarily attributable to improved operating efficiencies.

General and Administrative Expenses were RMB273.5 million (US$39.8 million) or 3.0% of revenue in the quarter ended December 31, 2018, compared to RMB211.1 million or 3.2% of revenue in the same quarter of 2017. The decrease in general and administrative expenses as a percentage of revenue was primarily attributable to improved operating efficiencies.

Research and Development Expenses were RMB58.1 million (US$8.5 million) or 0.6% of revenue in the quarter ended December 31, 2018, compared to RMB29.0 million, or 0.4% of revenue in the same quarter of 2017. The increase in research and development expenses as a percentage of revenue was primarily attributable to the hiring of additional R&D professionals.

Share-based compensation (“SBC”) Expenses included in the cost and expense items above in the quarter ended December 31, 2018 were RMB27.2 million (US$4.0 million), compared to RMB18.3 million in the same quarter of 2017. In the fourth quarter of 2018, approximately RMB0.5 million (US$0.08 million) was allocated to cost of revenue, RMB2.0 million (US$0.3 million) was allocated to selling expenses, RMB22.2 million (US$3.2 million) was allocated to general and administrative expenses, and RMB2.4 million (US$0.4 million) was allocated to research and development expenses.

Net Loss and Non-GAAP Net Profit

Net Loss in the quarter ended December 31, 2018 was RMB24.0 million (US$3.5 million), a decrease of 82.5% compared to RMB136.9 million in the same quarter of 2017. Excluding the impact of SBC expense, amortization of intangible assets resulting from business acquisitions, and fair value change of equity investments, non-GAAP Net Profit in the quarter ended December 31, 2018 was RMB20.1 million (US$2.9 million), compared to non-GAAP Net Loss of RMB115.6 million in the same quarter of 2017.

Diluted EPS and non-GAAP diluted EPS

Diluted EPS in the quarter ended December 31, 2018 was negative RMB0.06 (US$0.01) based on a weighted average of 387.3 million diluted shares outstanding during the quarter. Excluding SBC expense, amortization of intangible assets resulting from business acquisitions, and fair value change of equity investments, non-GAAP diluted EPS in the quarter ended December 31, 2018 was RMB0.05 (US$0.01). A reconciliation of diluted EPS to non-GAAP diluted EPS is included at the end of this results announcement.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA was RMB150.1 million (US$21.8 million), improved from negative RMB 24.0 million in the quarter ended December 31, 2017. Adjusted EBITDA Margin was 1.7%, improved from negative 0.4% in the quarter ended December 31, 2017. The improvement of RMB174.1 million (US$25.3 million), or 2.1 percentage points, was primarily attributable to strong revenue growth and improved operating efficiency.

The following table sets forth a breakdown of adjusted EBITDA and adjusted EBITDA margin for the three months ended December 31, 2018 by segments (11), and a reconciliation of the Company’s net profit/(loss) by segments(11) to EBITDA, adjusted EBITDA and adjusted EBITDA margin.

Table 7 — Breakdown and Reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin by Segments(11)

	Three Months Ended December 31, 2018
(In RMB‘000)	BEST (ex-Store+)	Store+	Unallocated(12)	Total
Net Profit/(loss)	226,859	(98,323)	(152,523)	(23,987)
Add
Depreciation & Amortization	113,627	7,473	11,364	132,464
Interest Expense	—	—	21,301	21,301
Income Tax Expense	1,933	2,983	—	4,916
Subtract
Interest Income	—	—	(25,695)	(25,695)
EBITDA	342,419	(87,867)	(145,553)	108,999
Add
Share-based Compensation Expenses	10,827	1,657	14,696	27,180
Fair Value Change of Equity Investments	—	—	13,900	13,900
Adjusted EBITDA	353,246	(86,210)	(116,957)	150,079
Adjusted EBITDA Margin	4.2%	(14.0)%	n/m	1.7%

Cash and Cash Equivalents, Restricted Cash and Short-term Investments

As of December 31, 2018, cash and cash equivalents, restricted cash and short-term investments were RMB4,006.7 million (US$582.8 million), compared to RMB3,911.4 million as of September 30, 2018. The increase in cash and cash equivalents, restricted cash and short-term investments was primarily due to net cash generated from operating activities, partially offset by CAPEX, purchase of leased equipment and other investment activities.

Cash Flow from Operating Activities

Net cash generated from operating activities was RMB729.0 million (US$106.0 million), compared to negative RMB9.3 million in the same period of 2017.

(11)  Segments consist of all business units other than BEST Store+, BEST Store+, and unallocated expenses.

(12) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

Capital Expenditures (“CAPEX”)

CAPEX was RMB284.3 million (US$41.4 million), or 3.1% of total revenue in the quarter ended December 31, 2018, compared to CAPEX of RMB253.7 million, or 3.9% of total revenue, in the same period of 2017. The increase in CAPEX was primarily due to the upgrade of automation systems in major hubs, sortation centers and Cloud OFCs, including investments in high-speed automated sorting lines and dimension and weight scanning systems.

For the Fiscal Year Ended December 31, 2018:

Revenue

The following table sets forth a breakdown of revenue by business segment for the periods indicated.

Table 8 — Breakdown of Revenue by Business Segment

	Fiscal Year Ended
	December 31, 2017		December 31, 2018
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	% Change YoY
Express	12,786,279	64.0%	17,702,869	2,574,776	63.3%	38.5%
Freight	3,178,044	15.9%	4,102,610	596,700	14.7%	29.1%
Supply Chain Mgmt.	1,600,952	8.0%	2,074,414	301,711	7.4%	29.6%
Store+	2,226,034	11.1%	2,845,002	413,788	10.2%	27.8%
Others	198,253	1.0%	1,236,084	179,781	4.4%	523.5%
Revenue	19,989,562	100.0%	27,960,979	4,066,756	100.0%	39.9%

•                  Express Service Revenue increased by 38.5% YoY to RMB17,702.9 million (US$2,574.8 million) from RMB12,786.3 million, primarily due to 45.1% YoY increase in parcel volume.

•                  Freight Service Revenue increased by 29.1% YoY to RMB4,102.6 million (US$596.7 million) from RMB3,178.0 million, primarily due to 25.8% YoY increase in freight volume and 2.6% YoY increase in average revenue per tonne.

•                  Supply Chain Management Service Revenue increased by 29.6% YoY to RMB2,074.4 million (US$301.7 million) from RMB1,601.0 million, primarily due to an increase in fulfillment and transportation revenue from both existing and new customers.

•                  BEST Store+ Service Revenue increased by 27.8% YoY to RMB2,845.0 million (US$413.8 million) from RMB2,226.0 million, primarily due to an increase in merchandise sales to branded and membership stores.

•                  Others Service Revenues increased by 523.5% YoY to RMB1,236.1 million (US$179.8 million) from RMB198.3 million, primarily due to increased revenue generated from BEST UCargo’s external customers, BEST Global’s expanded operations and BEST Capital’s financing solutions to ecosystem participants.

Costs and Expenses

The following table sets forth a breakdown of cost of revenue by business segment for the periods indicated.

Table 9 — Breakdown of Cost of Revenue by Business Segment

	Fiscal Year Ended					% of
	December 31, 2017		December 31, 2018			Revenue
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	Change YoY
Express	(12,435,550)	97.3%	(16,915,801)	(2,460,301)	95.6%	(1.7	)ppts
Freight	(3,362,652)	105.8%	(3,946,032)	(573,927)	96.2%	(9.6	)ppts
Supply Chain Mgmt.	(1,502,570)	93.9%	(1,970,105)	(286,540)	95.0%	1.1	ppts
Store+	(2,072,912)	93.1%	(2,589,883)	(376,683)	91.0%	(2.1	)ppts
Others	(130,327)	65.7%	(1,098,021)	(159,701)	88.8%	23.1	ppts
Cost of Revenue	(19,504,011)	97.6%	(26,519,842)	(3,857,152)	94.8%	(2.8	)ppts

Cost of Revenue was RMB26,519.8 million (US$3,857.2 million) or 94.8% of revenue in fiscal year 2018, compared to RMB19,504.0 million or 97.6% of revenue in 2017. The reduction of 2.8 percentage points in cost of revenue as a percentage of revenue was primarily attributable to increased operating leverage and continued efforts in cost reduction, network optimization and operational improvement.

The following table sets forth a breakdown of operating expenses and adjusted operating expenses by category for the periods indicated.

Table 10 — Breakdown of Operating Expenses and Adjusted Operating Expenses by Category

	Fiscal Year Ended					% of
	December 31, 2017		December 31, 2018			Revenue
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	Change YoY
Selling Expenses	(694,852)	3.5%	(893,859)	(130,006)	3.2%	(0.3	)ppts
Including SBC Expenses	(14,244)	0.1%	(6,007)	(873)	0.0%	(0.1	)ppts
Adjusted Selling Expenses	(680,608)	3.4%	(887,852)	(129,133)	3.2%	(0.2	)ppts
General and Administrative Expenses	(928,188)	4.6%	(1,020,671)	(148,450)	3.7%	(0.9	)ppts
Including SBC Expenses	(251,312)	1.2%	(91,982)	(13,378)	0.4%	(0.8	)ppts
Adjusted General and Administrative Expenses	(676,876)	3.4%	(928,689)	(135,072)	3.3%	(0.1	)ppts
Research and Development Expenses	(139,009)	0.7%	(184,581)	(26,846)	0.7%	(0.0	)ppts
Including SBC Expenses	(26,607)	0.1%	(9,115)	(1,326)	0.1%	(0.0	)ppts
Adjusted Research and Development Expenses	(112,402)	0.6%	(175,466)	(25,520)	0.6%	(0.0	)ppts
Total Operating Expenses	(1,762,049)	8.8%	(2,099,111)	(305,302)	7.5%	(1.3	)ppts
Including SBC Expenses	(292,163)	1.4%	(107,104)	(15,577)	0.4%	(1.0	)ppts
Adjusted Total Operating Expenses	(1,469,886)	7.4%	(1,992,007)	(289,725)	7.1%	(0.3	)ppts

Selling Expenses were RMB893.9 million (US$130.0 million) or 3.2% of revenue in fiscal year 2018, compared to RMB694.9 million or 3.5% of revenue in 2017. The decrease in selling expenses as a percentage of revenue was primarily attributable to improved operating efficiencies and the reduction in SBC expense.

General and Administrative Expenses were RMB1,020.7 million (US$148.5 million) or 3.7% of revenue in fiscal year 2018, compared to RMB928.2 million or 4.6% of revenue in 2017. The decrease in general and administrative expenses as a percentage of revenue was primarily attributable to the reduction in SBC expense, partially offset by investments in the growth of the Company’s operations.

Research and Development Expenses were RMB184.6 million (US$26.8 million) or 0.7% of revenue in fiscal year 2018, compared to RMB139.0 million, or 0.7% of revenue in 2017. The reduction in SBC expense was offset by investments in technology and R&D professionals.

SBC Expenses (13) included in the cost and expense items above in fiscal year 2018 were RMB109.1 million (US$15.9 million), compared to RMB299.0 million in 2017. In fiscal year 2018, RMB2.0 million (US$0.3 million) was allocated to cost of revenue, RMB6.0 million (US$0.9 million) was allocated to selling expenses, RMB92.0 million (US$13.4 million) was allocated to general and administrative expenses, and RMB9.1 million (US$1.3 million) was allocated to research and development expenses.

Net Loss and Non-GAAP Net Loss

Net Loss in fiscal year 2018 was RMB508.4 million (US$73.9 million), a decrease of 58.6% compared to RMB1,228.1 million in 2017. Excluding the impact of SBC expense, amortization of intangible assets resulting from business acquisitions, and fair value change of equity investments, non-GAAP Net Loss in fiscal year 2018 was RMB451.9 million (US$65.7 million), a decrease of 51.0% compared to RMB922.5 million in 2017.

(13) Before the completion of the Company’s IPO in September 2017, no share-based compensation expenses had been recognized. Upon completion of the IPO, the Company immediately recognized a substantial amount of share-based compensation expense associated with vested share-based awards, in the third quarter of 2017.

Diluted EPS and non-GAAP diluted EPS

Diluted EPS in fiscal year 2018 was negative RMB1.32 (US$0.19) based on a weighted average of 384.4 million diluted shares outstanding during the fiscal year. Excluding SBC expense, amortization of intangible assets resulting from business acquisitions, and fair value change of equity investments, non-GAAP diluted EPS in fiscal year 2018 was negative RMB1.17 (US$0.17). A reconciliation of diluted EPS to non-GAAP diluted EPS is included at the end of this results announcement.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA was negative RMB18.2 million (US$2.6 million) in fiscal year 2018, improved from negative RMB583.2 million in 2017. Adjusted EBITDA Margin was negative 0.1%, improved from negative 2.9% in 2017. The improvement of RMB565.1 million (US$82.2 million), or 2.8 percentage points, was primarily attributable to strong revenue growth and improved operating efficiency.

The following table sets forth a breakdown of adjusted EBITDA and adjusted EBITDA margin for the fiscal year ended December 31, 2018 by segments (14), and a reconciliation of the Company’s net profit/(loss) by segments(13) to EBITDA, adjusted EBITDA and adjusted EBITDA margin.

Table 11 — Breakdown and Reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin by Segments(13)

	Fiscal Year Ended December 31, 2018
(In RMB‘000)	BEST (ex-Store+)	Store+	Unallocated(15)	Total
Net Profit/(loss)	342,760	(401,145)	(450,006)	(508,391)
Add
Depreciation & Amortization	402,877	20,298	38,437	461,612
Interest Expense	—	—	75,060	75,060
Income Tax Expense	9,830	1,387	670	11,887
Subtract
Interest Income	—	—	(102,821)	(102,821)
EBITDA	755,467	(379,460)	(438,660)	(62,653)
Add
Share-based Compensation Expenses	36,519	4,971	67,617	109,107
Subtract
Fair Value Change of Equity Investments	—	—	(64,628)	(64,628)
Adjusted EBITDA	791,986	(374,489)	(435,671)	(18,174)
Adjusted EBITDA Margin	3.2%	(13.2)%	n/m	(0.1)%

Cash Flow from Operating Activities

Net cash generated from operating activities was RMB637.2 million (US$92.7 million) in fiscal year 2018, an increase of 2,388.9% YoY compared to RMB25.6 million in 2017.

(14) Segments consist of all business units other than BEST Store+, BEST Store+, and unallocated expenses.

(15) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

CAPEX

CAPEX was RMB1,077.8 million (US$156.8 million), or 3.9% of total revenue in fiscal year 2018, compared to CAPEX of RMB749.7 million, or 3.8% of total revenue in 2017. The increase in CAPEX was primarily due to the upgrade of automation systems in major hubs, sortation centers and Cloud OFCs, including investments in high-speed automated sorting lines and dimension and weight scanning systems.

SHARES OUTSTANDING

As of the date of this press release, the Company had approximately 387.4 million ordinary shares outstanding (16). Each ADS represents one Class A ordinary share.

FINANCIAL GUIDANCE

Based on current market conditions and current operations, revenue for the full fiscal year 2019 is expected to be in the range of RMB36.5 billion to RMB37.2 billion. This represents management’s current and preliminary expectation, which is subject to change.

WEBCAST AND CONFERENCE CALL INFORMATION

The Company will hold a conference call at 7:30 am U.S. Eastern Time on March 5, 2019 (8:30 pm Beijing Time, the same day), to discuss its financial results and operating performance for the fourth quarter and fiscal year 2018.

Participants may access the call by dialing the following numbers:

United States	: +1-888-317-6003
Hong Kong	: 800-963976 or +852-5808-1995
China	: 4001-206115
International	: +1-412-317-6061
Participant Elite Entry Number	: 4829739

A replay of the conference call will be accessible through March 12, 2019 by dialing the following numbers:

United States	: +1-877-344-7529
International	: +1-412-317-0088
Replay Access Code	: 10129022

Please visit the Company’s investor relations website http://ir.best-inc.com/ on March 5, 2019 to view the earnings release prior to the conference call. A live and archived webcast of the conference call and an accompanying slide presentation will be available at the same site.

(16) The total number of shares outstanding excludes shares reserved for future issuances upon exercise or vesting of awards granted under the Company’s share incentive plans.

ABOUT BEST INC.

BEST Inc. is a leading integrated smart supply chain solutions provider. BEST’s mission is to empower businesses and enrich the lives of consumers by leveraging technology and business model innovation to create a smarter, more efficient supply chain. For more information, please visit: http://www.best-inc.com/en/.

For investor and media inquiries, please contact:

For Investors:

Kobe Ge

ir@best-inc.com

For Media:

Jill Mao

mmj@best-inc.com

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as BEST’s strategic and operational plans, contain forward-looking statements. BEST may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about BEST’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: BEST’s goals and strategies; BEST’s future business development, results of operations and financial condition; BEST ‘s ability to maintain and enhance its ecosystem; BEST ‘s ability to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain its culture of innovation; and fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in BEST’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and BEST does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating its business, BEST considers and uses non-GAAP measures, such as non-GAAP net loss, non-GAAP net loss margin, non-GAAP net profit, non-GAAP net profit margin, adjusted EBITDA, adjusted EBITDA margin, EBITDA, adjusted selling expenses, adjusted general and administrative expenses, adjusted research and development expenses, and non-GAAP diluted EPS, as supplemental measures in the evaluation of the Company’s operating results and in the Company’s financial and operational decision-making. The Company believes these non-GAAP financial measures that help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in loss from operations and net loss. The Company believes that these non-GAAP financial measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in the results announcement.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

BEST INC.

Summary of Unaudited Condensed Consolidated Income Statement

(In Thousands)

	Three Months Ended December 31,			Fiscal Year Ended December 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
Revenue
Express	4,347,485	5,943,381	864,429	12,786,279	17,702,869	2,574,776
Freight	963,666	1,216,582	176,945	3,178,044	4,102,610	596,700
Supply Chain Management	529,518	685,752	99,738	1,600,952	2,074,414	301,711
Store+	591,743	615,566	89,530	2,226,034	2,845,002	413,788
Others	98,592	574,301	83,529	198,253	1,236,084	179,781
Total Revenue	6,531,004	9,035,582	1,314,171	19,989,562	27,960,979	4,066,756
Cost of Revenue
Express	(4,158,328)	(5,632,518)	(819,216)	(12,435,550)	(16,915,801)	(2,460,301)
Freight	(965,005)	(1,147,338)	(166,873)	(3,362,652)	(3,946,032)	(573,927)
Supply Chain Management	(513,090)	(659,084)	(95,860)	(1,502,570)	(1,970,105)	(286,540)
Store+	(537,885)	(550,928)	(80,129)	(2,072,912)	(2,589,883)	(376,683)
Others	(68,357)	(521,658)	(75,872)	(130,327)	(1,098,021)	(159,701)
Total Cost of Revenue	(6,242,665)	(8,511,526)	(1,237,950)	(19,504,011)	(26,519,842)	(3,857,152)
Gross Profit	288,339	524,056	76,221	485,551	1,441,137	209,604
Selling Expenses	(207,613)	(238,084)	(34,628)	(694,852)	(893,859)	(130,006)
General and Administrative Expenses	(211,092)	(273,490)	(39,777)	(928,188)	(1,020,671)	(148,450)
Research and Development Expenses	(28,956)	(58,145)	(8,457)	(139,009)	(184,581)	(26,846)
Total Operating Expenses	(447,661)	(569,719)	(82,862)	(1,762,049)	(2,099,111)	(305,302)
Loss from Operations	(159,322)	(45,663)	(6,641)	(1,276,498)	(657,974)	(95,698)
Interest Income	24,115	25,695	3,737	75,056	102,821	14,955
Interest Expense	(14,355)	(21,301)	(3,098)	(47,154)	(75,060)	(10,917)
Foreign Exchange Gain/(Loss)	778	1,074	156	(6,320)	(6,533)	(950)
Other Income	21,101	35,328	5,138	56,035	171,370	24,925
Other Expense	(4,933)	(14,014)	(2,038)	(18,507)	(30,672)	(4,461)
Loss before Income Tax and Share of Loss of Equity Investees	(132,616)	(18,881)	(2,746)	(1,217,388)	(496,048)	(72,146)
Income Tax Expense	(3,420)	(4,916)	(715)	(9,856)	(11,887)	(1,729)
Loss before Share of Loss of Equity Investees	(136,036)	(23,797)	(3,461)	(1,227,244)	(507,935)	(73,875)
Share of Net Loss of Equity Investees	(816)	(190)	(28)	(816)	(456)	(66)
Net Loss	(136,852)	(23,987)	(3,489)	(1,228,060)	(508,391)	(73,941)
Net Loss Attributable to Non-controlling Interests	(160)	(544)	(79)	(167)	(403)	(59)
Net Loss Attributable to BEST Inc.	(136,692)	(23,443)	(3,410)	(1,227,893)	(507,988)	(73,882)

Summary of Unaudited Condensed Consolidated Balance Sheets
(in thousands)

	As of December 31, 2017	As of December 31, 2018
	RMB	RMB		US$
Assets
Current Assets
Cash and Cash Equivalents	1,240,431	1,630,444		237,138
Restricted Cash	1,652,653	1,278,326		185,925
Accounts and Notes Receivables	734,252	1,046,844		152,257
Inventories	156,974	151,031		21,967
Prepayments and Other Current Assets	1,459,755	1,904,846		277,048
Short-term Investments	2,353,663	1,007,329		146,510
Lease Rental Receivables	193,703	613,439		89,221
Amounts Due from Related Parties	164,894	197,488		28,723
Total Current Assets	7,956,325	7,829,747		1,138,789
Non-current Assets
Property and Equipment, Net	1,307,470	2,064,657		300,292
Intangible Assets, Net	158,556	143,810		20,916
Long-term Investments	37,167	214,339		31,174
Goodwill	448,584	469,076		68,224
Non-current Deposits	69,125	77,043		11,205
Other Non-current Assets	62,314	45,531		6,622
Lease Rental Receivables	749,243	1,431,441		208,194
Restricted Cash	89,745	90,638		13,183
Total non-current Assets	2,922,204	4,536,535		659,810
Total Assets	10,878,529	12,366,282		1,798,599
Liabilities and Shareholders’ Equity
Current Liabilities
Short-term Bank Loans	1,216,384	1,782,900		259,312
Accounts and Notes Payable	2,388,393	2,858,003		415,679
Income Tax Payable	629	5,767		839
Customer Advances and Deposits	910,383	1,219,230		177,330
Accrued Expenses and Other Liabilities	1,841,273	2,238,785		325,616
Capital Lease Obligation	7,227	2,851		415
Amounts Due to Related Parties	12,902	5,983		870
Total Current Liabilities	6,377,191	8,113,519		1,180,061
Non-current Liabilities
Capital Lease Obligation	1,828	745		108
Deferred Tax Liabilities	31,688	86,504		12,581
Other Non-current Liabilities	75,327	25,356		3,688
Total Non-current Liabilities	108,843	112,605		16,377
Total Liabilities	6,486,034	8,226,124		1,196,438
Shareholders’ Equity
Ordinary Shares	24,786	25,988		3,780
Additional Paid-In Capital	19,240,912	19,407,460		2,822,698
Accumulated Deficit	(14,886,214)	(15,419,256	)(17)	(2,242,638)
Accumulated Other Comprehensive Income	12,333	123,923		18,024
BEST Inc. Shareholders’ Equity	4,391,817	4,138,115		601,864
Non-controlling Interests	678	2,043		297
Total Shareholders’ Equity	4,392,495	4,140,158		602,161
Total Liabilities and Shareholders’ Equity	10,878,529	12,366,282		1,798,599

(17) Including accumulated accretion to redemption value and deemed dividend in relation to redeemable convertible preferred shares of RMB9,493,807, and accumulated loss from operations of RMB5,925,449.

Summary of Unaudited Condensed Consolidated Statements of Cash Flows
(In Thousands)

	Three Months Ended December 31,			Fiscal Year Ended December 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
Net Cash (Used in)/Generated from Operating Activities	(9,303)	728,988	106,027	25,602	637,204	92,677
Net Cash Generated from/(Used in) Investing Activities	616,859	112,547	16,369	(4,105,923)	(1,230,953)	(179,035)
Net Cash Generated from Financing Activities	579,086	326,930	47,550	3,730,859	557,149	81,034
Exchange Rate Effect on Cash and Cash Equivalents, and Restricted Cash	29,980	1,767	257	(48,241)	53,179	7,735
Net Increase/(Decrease) in Cash and Cash Equivalents, and Restricted Cash	1,216,622	1,170,232	170,203	(397,703)	16,579	2,411
Cash and Cash Equivalents, and Restricted Cash at Beginning of Period	1,766,207	1,829,176	266,043	3,380,532	2,982,829	433,835
Cash and Cash Equivalents, and Restricted Cash at End of Period	2,982,829	2,999,408	436,246	2,982,829	2,999,408	436,246

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of the Company’s net loss to EBITDA, adjusted EBITDA and adjusted EBITDA margin for the periods indicated:

Table 12 — Reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

	Three Months Ended December 31,			Fiscal Year Ended December 31,
	2017	2018		2017	2018
(In ‘000)	RMB	RMB	US$	RMB	RMB	US$
Net Loss	(136,852)	(23,987)	(3,489)	(1,228,060)	(508,391)	(73,941)
Add
Depreciation & Amortization	100,934	132,464	19,267	363,909	461,612	67,138
Interest Expense	14,355	21,301	3,098	47,154	75,060	10,917
Income Tax Expense	3,420	4,916	715	9,856	11,887	1,729
Subtract
Interest Income	(24,115)	(25,695)	(3,737)	(75,056)	(102,821)	(14,955)
EBITDA	(42,258)	108,999	15,854	(882,197)	(62,653)	(9,112)
Add
Share-based Compensation Expenses	18,274	27,180	3,953	298,963	109,107	15,869
Add/(Subtract)
Fair Value Change of Equity Investments	—	13,900	2,022	—	(64,628)	(9,400)
Adjusted EBITDA	(23,984)	150,079	21,829	(583,234)	(18,174)	(2,643)
Adjusted EBITDA Margin	(0.4)%	1.7%	1.7%	(2.9)%	(0.1)%	(0.1)%

The table below sets forth a reconciliation of the Company’s net loss to non-GAAP net (loss)/profit, non-GAAP net (loss)/profit margin for the periods indicated:

Table 13 — Reconciliation of non-GAAP Net (Loss)/Profit and Non-GAAP Net (Loss)/Profit Margin

	Three Months Ended December 31,			Fiscal Year Ended December 31,
	2017	2018		2017	2018
(In ‘000)	RMB	RMB	US$	RMB	RMB	US$
Net Loss	(136,852)	(23,987)	(3,489)	(1,228,060)	(508,391)	(73,941)
Add
Share-based Compensation Expenses	18,274	27,180	3,953	298,963	109,107	15,869
Amortization of Intangible Assets Resulting from Business Acquisitions	3,027	3,012	438	6,580	12,003	1,746
Add/(Subtract)
Fair Value Change of Equity Investments	—	13,900	2,022	—	(64,628)	(9,400)
Non-GAAP Net (Loss)/Profit	(115,551)	20,105	2,924	(922,517)	(451,909)	(65,726)
Non-GAAP Net (Loss)/Profit Margin	(1.8)%	0.2%	0.2%	(4.6)%	(1.6)%	(1.6)%

The table below sets forth a reconciliation of the Company’s diluted EPS to non-GAAP diluted EPS for the periods indicated:

Table 14 — Reconciliation of Diluted EPS and Non-GAAP Diluted EPS

	Three Months Ended December 31,		Fiscal Year Ended December 31,
	2018		2018
(In ‘000)	RMB	US$	RMB	US$
Net Loss Attributable to Ordinary Shareholders	(23,443)	(3,410)	(507,988)	(73,882)
Add
Share-based Compensation Expenses	27,180	3,953	109,107	15,869
Amortization of Intangible Assets Resulting from Business Acquisitions	3,012	438	12,003	1,746
Add/(Subtract)
Fair Value Change of Equity Investments	13,900	2,022	(64,628)	(9,400)
Non-GAAP Net Profit/(Loss) Attributable to Ordinary Shareholders for Computing Non-GAAP Diluted EPS	20,649	3,003	(451,506)	(65,667)
Weighted Average Diluted Shares Outstanding During the Quarter	387,272,203	387,272,203	384,407,876	384,407,876
Diluted EPS	(0.06)	(0.01)	(1.32)	(0.19)
Add
Share-based Compensation Expenses	0.07	0.01	0.29	0.04
Amortization of Intangible Assets Resulting from Business Acquisitions	0.00	0.00	0.03	0.00
Add/(Subtract)
Fair Value Change of Equity Investments	0.04	0.01	(0.17)	(0.02)
Non-GAAP Diluted EPS	0.05	0.01	(1.17)	(0.17)